Sandridge Energy, Inc.

1 E. Sheridan Avenue, Suite 500

Oklahoma City, Oklahoma 73104

July 14, 2022

VIA EDGAR

Myra Moosariparambil

Raj Rajan

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Sandridge Energy, Inc.

Form 10-K for the Year Ended December 31, 2021

Form 8-K filed May 4, 2022

File No. 001-33784

Dear Ms. Moosariparambil and Mr. Rajan:

On behalf of Sandridge Energy, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) delivered on June 30, 2022. For convenience of reference, the Staff’s comments are provided in italicized type herein. Capitalized terms used but not defined herein have the meanings ascribed to them in the Company’s Annual Report on Form 10-K for the fiscal year ending December 31, 2021 (the “10-K”).

Comment No. 1:

Please expand the discussion of the internal controls used by the Company in its reserves estimation effort to provide the qualifications of the technical person primarily responsible for overseeing the preparation of the reserves estimates presented in the filing, i.e., SandRidge’s Reservoir Engineering Supervisor. Refer to Item 1202(a)(7) of Regulation S-K.

Response:

The Company appreciates the Staff calling this item to its attention and will ensure that in future filings its disclosures are filed pursuant to Item 1202(a)(7) of Regulation S-K. The enhanced disclosure shall be substantially in the form as follows: “Approximately 96 percent of the proved reserves estimates shown in the Annual Report on Form 10-K at December 31, 2021, have been independently prepared by Cawley, Gillespie & Associates (“CGA”), a leader of petroleum property analysis for industry and financial institutions. CGA was founded in 1961 and performs consulting petroleum engineering services under Texas Board of Professional Engineers Registration No. F-693. Within CGA, the technical person primarily responsible for preparing the estimates set forth in the CGA letter dated January 28, 2022, filed as an exhibit to this Annual Report on Form 10-K, was Mr. Zane Meekins. Mr. Meekins has been a practicing consulting petroleum engineer at CGA since 1989. Mr. Meekins is a Registered Professional Engineer in the State of Texas (License No. 71055) and has over 34 years of practical experience in petroleum engineering, with over 32 years of experience in the estimation and evaluation of reserves. He graduated from Texas A&M University in 1987 with a Bachelor of Science degree in Petroleum Engineering. Mr. Meekins meets or exceeds the education, training, and experience requirements set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers; he is proficient in judiciously applying industry standard practices to engineering and geoscience evaluations as well as applying SEC and other industry reserve definitions and guidelines.

July 14, 2022

The primary technical person responsible for preparing the reserve estimates within the Company is Mr. Eric Allen, the Reservoir Engineering Manager. Mr. Allen graduated from Oklahoma State University with a Bachelor of Science in Chemical Engineering in 2010 and has been practicing petroleum engineering since graduating. In 2016 Mr. Allen graduated from the University of Oklahoma with a Master’s in Business Administration. Mr. Allen has over 12 years of practical experience in petroleum engineering with 7 of those years having been spent in the estimation and evaluation of reserves. Since 2016, Mr. Allen has been a Registered Professional Engineer in the State of Oklahoma (License No. 29209) and is an active member of the Society of Petroleum Engineers; he is proficient in judiciously applying industry standard practices to engineering and geoscience evaluations as well as applying SEC and other industry reserve definitions and guidelines. In addition to Mr. Allen’s preparation of the reserve estimates, those estimates are further reviewed by the executive team and the Audit Committee.”

Comment No. 2:

The disclosure relating to the drilling activities that occurred during the years ended December 31, 2021 and 2020 appears to be limited to your operated wells. Please expand your disclosure to also address the drilling activities relating to non-operated wells in which you own an interest. Refer to Item 1205 of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company did not participate in any drilling activity related to non-operated wells in 2020 or 2021. The Company confirms that in future filings it will expand its disclosure related to drilling activities to address activities related to non-operated wells if such activities were to occur.

Comment No. 3:

Please expand your disclosure to provide the production, by final product sold, for each field that contains 15% or more of your total proved reserves or tell us why you believe this additional disclosure is not required. Refer to Item 1204(a) of Regulation S-K and Rule 4-10(a)(15) of Regulation S-X.

July 14, 2022

Response:

The Company acknowledges the Staff’s comment and as of year-end December 31, 2021, confirms it has one significant field consolidated in the geographical area located within the Mid-Continent of the U.S. (which comports with similar industry definition). The Company will update its disclosure in the future in the event that any other fields or geographical areas represent 15% or more of the Company’s total proved reserves.

Comment No. 4:

Please expand the tabular presentation of proved developed and proved undeveloped reserves, by individual product type, to additionally provide the net quantities at the beginning of the initial period shown in the reserves reconciliation, e.g. December 31, 2018. Refer to FASB ASC 932-235-50-4.

Response:

The Company respectfully proposes to the Staff that we address the expanded tabular presentation of proved reserves in our upcoming 2022 Annual Report on Form 10-K as we do not believe the proposed changes are material to the reader’s understanding of the document and the Company’s business. If so permitted, the Company will expand the table in our upcoming 2022 Annual Report on Form 10-K to include the presentation of net quantities by product type of proved developed and proved undeveloped reserves, at the beginning and end of each period presented. Further we have previously disclosed the proved developed and proved undeveloped reserve net quantities by product type as of December 31, 2018 in the Company’s 2019 Annual Report on Form 10-K.

Comment No. 5:

The consent of Deloitte & Touche LLP refers to the audit reports dated March 10, 2022, however the consent date is March 10, 2021. Please amend your filing to provide a consent that is appropriately dated.

Response:

We acknowledge the Staff’s comment and will file an updated consent of Deloitte & Touche LLP with an amendment to the 10-K.

July 14, 2022

Comment No. 6:

The disclosure in Exhibit 99.1 does not appear to address all of the requirements of the report pursuant to Item 1202(a)(8) of Regulation S-K. Please obtain and file a revised reserves report to address the following points:

•	The reserves report should include a clear statement that the assumptions, data, methods, and procedures are appropriate for the purpose served by the report. Refer to Item 1202(a)(8)(iv).

•

The reserves report states that the possible effects of changes in legislation or other Federal or State restrictive actions have not been considered; however, the report should include a discussion of the possible effects of (current) regulation on the ability of the registrant to recover the estimated reserves. Refer to Item 1202(a)(8)(vi).

Response:

The Company acknowledges the Staff’s comment regarding the need for a clear statement of appropriate procedures. Both the Company and CGA believe that the following statement on page 2 of CGA’s letter in Exhibit 99.1 satisfies this requirement: “The reserves were estimated using a combination of the production performance, volumetric and analogy methods, in each case as we considered to be appropriate and necessary to establish the conclusions set forth herein”. The Company, in conjunction with CGA, has added the following statement to the second paragraph of CGA’s letter in an amended report: “In our opinion the assumptions, data, methods, and procedures used in the preparation of this report are appropriate for such purpose.” to directly state this comment.

In regards to the Staff’s comments regarding the topic of legislation, the Company respectfully directs the Staff’s attention to the following statements on page 2 of the CGA’s letter.

“The reserves and economics are predicated on the regulatory agency classifications, rules, policies, laws, taxes and royalties in effect on the date of this report as noted herein. In evaluating the information at our disposal concerning this report, we have excluded from our consideration all matters as to which the controlling interpretation may be legal or accounting, rather than engineering and geoscience. Therefore, the possible effects of changes in legislation or other Federal or State restrictive actions have not been considered.”

“All reserve estimates represent our best judgment based on data available at the time of preparation and assumptions as to future economic and regulatory conditions. It should be realized that the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.”

It is our opinion that that these statements fulfill this requirement.

Form 8-K Filed May 4, 2022

Comment No. 7:

We note you disclose the non-GAAP measure Operating Cash Flow. Please revise to use a title or description for your non-GAAP measure “Operating Cash Flow” that is not the same, or confusingly similar to the title or descriptions used for GAAP financial measures, as required by Item 10(e)(1)(ii) (E) of Regulation S-K.

July 14, 2022

Response:

The Company acknowledges the Staff’s comment regarding the terminology of non-GAAP measures. Accordingly, the Company respectfully advises the Staff that it will retire the term “operating cash flow” and retitle the measure “Adjusted Operating Cash Flow.”

* * *

If you have any questions regarding any of the responses in this letter, please call me at (405) 568-1813.

Respectfully submitted,

/s/ Grayson Pranin

Grayson Pranin

cc:	Michael J. Blankenship, Winston & Strawn LLP